UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

 SPEEDWAY MOTORSPORTS, INC.
(Name of Subject Company (issuer))

SPEEDCO, INC.
(Offeror)

A Wholly Owned Subsidiary of

SONIC FINANCIAL CORPORATION
(Parent of Offeror)

O. BRUTON SMITH

MARCUS G. SMITH

B. SCOTT SMITH

DAVID BRUTON SMITH

OBS HOLDINGS, LLC

(Affiliates of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

James N. Greene

Parker Poe Adams & Bernstein LLP
401 South Tryon Street, Suite 3000

Charlotte, North Carolina 28202

(704) 372-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$341,461,670	$41,386

*     Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by adding (i) the product of (A) 17,153,902, which is the difference between 40,853,902, the number of shares of common stock, par value $0.01 per Share (“Shares”), of Speedway Motorsports, Inc. (the “Company”) outstanding, and 23,700,000, the number of Shares owned by Sonic Financial Corporation and its wholly owned subsidiaries, and (B) $19.75, which is the per Share tender offer price, (ii) the product of (A) 40,500, which is the number of Shares issuable upon the exercise of stock options of the Company outstanding with an exercise price per Share less than the per Share tender offer price, and (B) $3.92, which is the difference between the $19.75 per Share tender offer price and $15.83, the average weighted exercise price of all such options, and (iii) the product of (A) 127,258, which is the number of Shares issuable upon settlement of restricted stock units of the Company outstanding, and (B) $19.75, which is the per Share tender offer price. The calculation of the filing fee is based on information provided by the Company as of August 9, 2019.

**     The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the Transaction Valuation by 0.0001212.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$41,386	Filing Party:	Sonic Financial Corporation
Form or Registration No.:	Schedule TO	Date Filed:	August 16, 2019

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☒     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is the final amendment reporting the results of the tender offer:     ☒

This Amendment No. 3 (this “Amendment”) to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO with the Securities and Exchange Commission (the “SEC”) on August 16, 2019 and amended and supplemented by Amendment No.1 filed with the SEC on September 3, 2019 and Amendment No. 2 filed with the SEC on September 10, 2019 (the “Schedule TO”) amends and supplements the Schedule TO and relates to the offer by Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”), at $19.75 per Share, net to the holder in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2019 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO.

The information set forth or incorporated by reference in the Schedule TO is hereby incorporated by reference into this Amendment and is amended and supplemented as set forth herein, and each reference to the Schedule TO in any exhibit thereto is hereby deemed to be a reference to the Schedule TO as amended by this Amendment. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, Item 11 and Item 13

Items 1 through 9, Item 11 and Item 13 of the Schedule TO are hereby amended and supplemented by adding the following:

The Offer and withdrawal rights expired one minute past 11:59 p.m., New York City time, on September 16, 2019. The Depositary has advised Parent and Purchaser that, as of immediately prior to the Expiration Time, a total of 7,414,631 Shares had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 64.8% of the 11,434,595 outstanding Shares owned by the Public Stockholders.  In addition, Notices of Guaranteed Delivery have been delivered for 3,524,141 Shares, representing approximately 30.8% of the outstanding Shares owned by the Public Stockholders.

The number of Shares that had been validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Shares tendered pursuant to Notices of Guaranteed Delivery for which certificates or confirmations of book-entry transfer had not yet been received by the Depositary) immediately prior to the Expiration Time satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived.  Promptly after the Expiration Time, Purchaser accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Parent intends to cause Purchaser to consummate the Merger as soon as practicable (and, in any event, no later than September 18, 2019), in accordance with the terms of the Merger Agreement. Prior to the consummation of the Merger, OBS will be merged with and into Parent. At the Merger Effective Time, each outstanding Share (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or any other wholly owned subsidiary of Parent, or by any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price of $19.75 in cash, without interest and less any required withholding taxes. Instructions outlining the steps required to be taken to obtain the Merger Consideration will be mailed to stockholders of the Company who did not tender their Shares in the Offer.

Following consummation of the Merger, Parent intends to cause all Shares to be delisted from NYSE and deregistered under the Exchange Act.

On September 17, 2019, Parent issued a press release announcing the expiration and results of the Offer.  The full text of the press release is attached hereto as Exhibit (a)(5)(v) and is incorporated herein by reference.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following new exhibit:

Exhibit No.	Description
(a)(5)(v)*	Press Release issued by Parent on September 17, 2019

* Filed herewith

1

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2019

SPEEDCO, INC.

By:	/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President, Chief Financial Officer, Secretary and Treasurer

SONIC FINANCIAL CORPORATION

By:	/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President and Chief Financial Officer

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2019

OBS HOLDINGS, LLC

By:	/s/ O. Bruton Smith
Name: O. Bruton Smith
Title: Manager

By:	/s/ Marcus G. Smith
Name: Marcus G. Smith
Title: Manager

By:	/s/ B. Scott Smith
Name: B. Scott Smith
Title: Manager

By:	/s/ David Bruton Smith
Name: David Bruton Smith
Title: Manager

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2019

/s/ O. Bruton Smith
O. Bruton Smith

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2019

/s/ Marcus G. Smith
Marcus G. Smith

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2019

/s/ B. Scott Smith
B. Scott Smith

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2019

/s/ David Bruton Smith
David Bruton Smith